September 21, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay E. Ingram, Attorney Advisor

Re:	Diebold, Incorporated
Definitive 14A
Filed March 19, 2007
File Number 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 21, 2007 (the “Comment Letter”) with respect to its Company’s definitive proxy statement, filed March 19, 2007.
     The Commission has asked that the company either respond to the Commission’s comments in the Comment Letter by September 21, 2007 or tell the Commission when the company will provide a response. The company is currently in the process of finalizing a response, including allowing the members of the compensation committee of the board of directors to review the response. Accordingly, the company will be unable to respond by September 21, 2007, but anticipates responding by September 28, 2007. This additional time will enable the company to fully and adequately respond to the Commission’s comments.
     If you have any questions regarding the foregoing, please contact the undersigned at (330) 490-4522.
Very truly yours,
/s/ Chad F. Hesse
Chad F. Hesse